SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               Dated March 4, 2003

                            REGISTRATION NO. 333-102931

                                  PENN BIOTECH INC.
                              ------------------------


 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                             Telephone: 604-683-0082

                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN BIOTECH INC.


Date: March 4, 2003                                          By: /s/ Jai Woo Lee
                                                               Name: Jai Woo Lee
                                                                Title: President


ITEM 1.  CHANGES IN CONTROL

On February 12, 2004, the board of directors of Penn Biotech Inc. (the "Company") authorized cancellation of 6,000,000 common shares of the Company (the "Shares"), registered in the name of Inzi Display Co., Ltd., a private corporation established and operated in South Korea.
Inzi Display Co., Ltd., the largest shareholder of the Company with 28.2% of the total outstanding shares, whose directors are close business associates of the president of the Company, returned the certificate for the Shares to the treasury of the Company on February 10, 2004. The Company subsequently requested its transfer agent to cancel the Shares.
The Shares have been cancelled, and the current number of outstanding shares of the Company is 15,273,324.
As a result, the president of the Company, Jai Woo Lee, is the largest shareholder of the Company with 29.21% of the total outstanding shares; WorldCup Finance Limited is the second largest shareholder with 24.96%; and Traffic ITS Co., Ltd. is the third largest shareholder with 13.09%.


                                   End of Filing
                                        2